UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Enliven Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

29337E102

(CUSIP Number)

5AM Venture Management, LLC

Attn: Paul A. Stone, Chief Legal Officer

4 Embarcadero Center, Suite 3110

San Francisco, CA 94111

(415) 993-8565

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 25, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29337E102
1.	Names of Reporting Persons 5AM Ventures VI, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,922,673 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,922,673 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,922,673 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.1% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by 5AM Ventures VI, L.P. (“Ventures VI”), 5AM Partners VI, LLC (“Partners VI”), 5AM Opportunities I, L.P. (“Opportunities”), 5AM Opportunities I (GP), LLC (“Opportunities GP”), Andrew J. Schwab (“Schwab”) and Dr. Kush Parmar (“Parmar” and, with Ventures VI, Partners VI, Opportunities, Opportunities GP and Schwab, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	The shares are directly held by Ventures VI. Partners VI serves as sole general partner of Ventures VI and Schwab and Parmar are managing members of Partners VI. Each of Partners VI, Schwab and Parmar shares voting and dispositive power over the shares held by Ventures VI.

(3)	This percentage is calculated based upon 47,036,698 shares of Common Stock outstanding as of May 1, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on May 14, 2024.

CUSIP No. 29337E102
1.	Names of Reporting Persons 5AM Partners VI, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,922,673 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,922,673 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,922,673 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.1% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	The shares are directly held by Ventures VI. Partners VI serves as sole general partner of Ventures VI and Schwab and Parmar are managing members of Partners VI. Each of Partners VI, Schwab and Parmar shares voting and dispositive power over the shares held by Ventures VI.

(3)	This percentage is calculated based upon 47,036,698 shares of Common Stock outstanding as of May 1, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 14, 2024.

CUSIP No. 29337E102
1.	Names of Reporting Persons 5AM Opportunities I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 381,659 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 381,659 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 381,659 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.8% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	The shares are directly held by Opportunities. Opportunities GP serves as sole general partner of Opportunities and Schwab and Parmar are managing members of Opportunities GP. Each of Opportunities GP, Schwab and Parmar shares voting and dispositive power over the shares held by Opportunities.

(3)	This percentage is calculated based upon 47,036,698 shares of Common Stock outstanding as of May 1, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 14, 2024.

CUSIP No. 29337E102
1.	Names of Reporting Persons 5AM Opportunities I (GP), LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 381,659 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 381,659 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 381,659 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.8% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	The shares are directly held by Opportunities. Opportunities GP serves as sole general partner of Opportunities and Schwab and Parmar are managing members of Opportunities GP. Each of Opportunities GP, Schwab and Parmar shares voting and dispositive power over the shares held by Opportunities.

(3)	This percentage is calculated based upon 47,036,698 shares of Common Stock outstanding as of May 1, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 14, 2024.

CUSIP No. 29337E102
1.	Names of Reporting Persons Kush Parmar
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,304,332 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,304,332 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,304,332 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.9% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Includes (i) 1,922,673 shares of Common Stock held by Ventures VI and (ii) 381,659 shares of Common Stock held by Opportunities. Partners VI serves as the sole general partner of Ventures VI and Opportunities GP serves as the sole general partner of Opportunities. As managing members of each of Partners VI and Opportunities GP, Schwab and Parmar share voting and dispositive power over the shares held by each of Ventures VI and Opportunities.

(3)	This percentage is calculated based upon 47,036,698 shares of Common Stock outstanding as of May 1, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 14, 2024.

CUSIP No. 29337E102
1.	Names of Reporting Persons Andrew J. Schwab
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,304,332 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,304,332 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,304,332 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.9% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Includes (i) 1,922,673 shares of Common Stock held by Ventures VI and (ii) 381,659 shares of Common Stock held by Opportunities. Partners VI serves as the sole general partner of Ventures VI and Opportunities GP serves as the sole general partner of Opportunities. As managing members of each of Partners VI and Opportunities GP, Schwab and Parmar share voting and dispositive power over the shares held by each of Ventures VI and Opportunities.

(3)	This percentage is calculated based upon 47,036,698 shares of Common Stock outstanding as of May 1, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 14, 2024.

Explanatory Note: This Amendment No. 5 (“Amendment No. 5”), which amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 6, 2023, as amended on August 28, 2023, February 2, 2024, February 16, 2024 and April 15, 2024 (the “Original Schedule 13D”) on behalf of 5AM Ventures VI, L.P. (“Ventures VI”), 5AM Partners VI, LLC (“Partners VI”), 5AM Opportunities I, L.P. (“Opportunities”), 5AM Opportunities I (GP), LLC (“Opportunities GP”), Andrew J. Schwab (“Schwab”) and Dr. Kush Parmar (“Parmar” and, with Ventures VI, Partners VI, Opportunities, Opportunities GP and Schwab, collectively, the “Reporting Persons”) relates to the Common Stock, par value $0.001 per share (“Common Stock”) of Enliven Therapeutics, Inc., a Delaware corporation (the “Issuer”). This Amendment No. 5 is being filed by the Reporting Persons to report sales of Common Stock. Accordingly, the number of securities beneficially owned by the Reporting Persons has decreased as described in Items 4 and 5 below.

Items 4 and 5 of the Original Schedule 13D are hereby amended and supplemented to the extent hereinafter expressly set forth and, except as amended and supplemented hereby, the Original Schedule 13D remains in full force and effect. All capitalized terms used in this Amendment but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraphs at the end of Item 4:

On July 12, 2024, Ventures VI sold an aggregate of 66,750 shares of Common Stock and Opportunities sold an aggregate of 13,250 shares of Common Stock each in open market transactions at prices ranging from $24.65 to $25.27 per share (a weighted-average price of $24.96 per share).

On July 15, 2024, Ventures VI sold an aggregate of 125,156 shares of Common Stock and Opportunities sold an aggregate of 24,844 shares of Common Stock each in open market transactions at prices ranging from $24.65 to $25.23 per share (a weighted-average price of $24.82 per share).

On July 16, 2024, Ventures VI sold an aggregate of 5,459 shares of Common Stock and Opportunities sold an aggregate of 1,084 shares of Common Stock each in open market transactions at prices ranging from $25.00 to $24.40 per share (a weighted-average price of $25.06 per share).

On July 25, 2024, Ventures VI sold an aggregate of 58,406 shares of Common Stock and Opportunities sold an aggregate of 11,594 shares of Common Stock each in open market transactions at prices ranging from $24.65 to $24.78 per share (a weighted-average price of $24.66 per share).

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b).	The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on Schedule 13D is provided as of July 25, 2024:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (3)
Ventures VI	1,922,673	0	1,922,673	0	1,922,673	1,922,673	4.1%
Partners VI (1)	0	0	1,922,673	0	1,922,673	1,922,673	4.1%
Opportunities	381,659	0	381,659	0	381,659	381,659	0.8%
Opportunities GP (2)	0	0	381,659	0	381,659	381,659	0.8%
Schwab (1) (2)	0	0	2,304,332	0	2,304,332	2,304,332	4.9%
Parmar (1) (2)	0	0	2,304,332	0	2,304,332	2,304,332	4.9%

(1)	Includes 1,922,673 shares of Common Stock directly held by Ventures VI. Partners VI serves as sole general partner of Ventures VI and Schwab and Parmar are managing members of Partners VI. Each of Partners VI, Schwab and Parmar shares voting and dispositive power over the shares held by Ventures VI.

(2)	Includes 381,659 shares of Common Stock directly held by Opportunities. Opportunities GP serves as sole general partner of Opportunities and Schwab and Parmar are managing members of Opportunities GP. Each of Opportunities GP, Schwab and Parmar shares voting and dispositive power over the shares held by Opportunities.

(3)	This percentage is calculated based upon 47,036,698 shares of Common Stock outstanding as of May 1, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 14, 2024.

(c)	Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e)	The Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock on July 25, 2024.

Item 7.	Material to be Filed as Exhibits

A.	Joint Filing Agreement, dated March 6, 2023 (incorporated by reference to the Original Schedule 13D, filed on March 6, 2023).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 29, 2024

5AM Ventures VI, L.P.

By:	5AM Partners VI, LLC
its	General Partner

By:	/s/ Andrew J. Schwab
Name: Andrew J. Schwab
Title: Managing Member

5AM Partners VI, LLC

By:	/s/ Andrew J. Schwab
Name: Andrew J. Schwab
Title: Managing Member

5AM Opportunities I, L.P.

By:	5AM Opportunities I (GP), LLC
its	General Partner

By:	/s/ Andrew J. Schwab
Name: Andrew J. Schwab
Title: Managing Member

5AM Opportunities I (GP), LLC

By:	/s/ Andrew J. Schwab
Name: Andrew J. Schwab
Title: Managing Member

/s/ Andrew J. Schwab
Andrew J. Schwab

/s/ Dr. Kush Parmar
Dr. Kush Parmar

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).